Pioneer Power Solutions, Inc.
One Parker Plaza
400 Kelby Street, 9th Floor
Fort Lee, New Jersey 07024

August 22, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pioneer Power Solutions, Inc. (the “Registrant”)
Request for Withdrawal of Registration Statement on Form S-1
(File No. 333-173629)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), the Registrant respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the above referenced Registration Statement on Form S-1 (File No. 333-173629) initially filed with the Commission on April 20, 2011, together with all exhibits and amendments thereto (the “Registration Statement”).

The Registrant has determined not to proceed with the offering contemplated by the Registration Statement and no securities were sold in connection with such offering.  Please be advised that the Registrant may undertake a subsequent private offering of its securities in reliance on Rule 155(c) promulgated under the Act to the extent that the Registrant may rely upon such rule.

Respectfully,

PIONEER POWER SOLUTIONS, INC.

By:	/s/ Andrew Minkow
Name: Andrew Minkow Title: Chief Financial Officer